Exhibit 3.1

State of Delaware Secretary of State Division of Corporations Delivered 04:16 PM 06/22/2015 FILED 03:48 PM 06/22/2015 SRV 150954204 – 0668905 FILE

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of RadioShack Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation is amended by changing the Article thereof numbered “First” so that, as amended, said Article shall be and read as follows:

First Article of the Restated Certificate of Incorporation is hereby deleted in its entirety and replaced with the following: First Article The name of the corporation (hereinafter referred to as the “Corporation”) is: RS Legacy Corporation.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 22 day of June, 2015.

By:	/s/ Robert Donohoo
Authorized Officer
Title:	Vice President/General Counsel
Name:	Robert Donohoo
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